

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 21, 2022

Via Email

Angela Jaimes
Ropes & Gray LLP
800 Boylston Street
Suite 3600
Boston, MA 02199-3600
angela.jaimes@ropesgray.com

>   Re: Calamos Antetokounmpo Sustainable Equities Trust
>   File Nos. 333-267049, 811-23822

Dear Ms. Jaimes:

On August 24, 2022, you filed an initial registration statement on Form N-1A on behalf of Calamos Antetokounmpo Sustainable Equities Trust (the "Trust"), under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") in connection with Calamos Antetokounmpo Sustainable Equities Fund (the "Fund"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

General

1. The Fund's name includes a term that appears to refer to Giannis Antetokounmpo, a well-known NBA basketball player. However, the registration statement contains no disclosure that explains Mr. Antetokounmpo's relevance to the Fund. Please explain supplementally what role Mr. Antetokounmpo has with the Fund and why using his name in the Fund's name is appropriate. As is, the use of Mr. Antetokounmpo's name could cause confusion and mislead an investor into believing, for example, that he endorses, manages, or owns the Fund. Please also explain whether and how Mr. Antetokounmpo will be involved in marketing the Fund. For example, will his name or likeness be used in fund materials or on social media?

Page 5 – Fee Table

2. In footnote two, disclosure states that the expense limitation agreement is not terminable by either party. Please tell us supplementally how such agreement will be addressed if, for example, the investment advisory agreement terminates automatically upon an assignment.

Page 6 – Principal Investment Strategies

3. In the first paragraph, disclosure states that the Fund, under normal market conditions, will invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in common stock of issuers domiciled in the U.S. that have above average growth potential and meet the environmental, social and governance ("ESG") criteria of Calamos Advisors LLC ("Calamos Advisors" or the "Subadviser"). Please confirm that "common stock" is the intended term in the 80% policy given that "equities" is in the Fund's name.

4. In the last sentence of the first paragraph, disclosure states that the Fund "will maintain a minimum investment in U.S. domiciled companies that will be no less than 70% of the Fund's assets under normal market conditions." This language appears to conflict with the Fund's policy of investing at least 80% of its net assets in such companies. Please revise.

5. In the first sentence of the second paragraph, disclosure refers to "responsible, engaged companies." Please explain what you mean by "engaged" using plain English.

6. Please explain how the Fund defines "Agricultural Biotechnology" as many agricultural companies may use technology that some investors may think of as "biotechnology."

7. Please explain how the Fund would calculate the "business activity" 5% threshold of a company engaging in "Animal Testing." For example, how will the Fund determine if a company "derives revenue or profits that exceed 5%," from "Animal Testing," as companies engaging in research and development could conduct "Animal Testing" such as health, wellness, pet-focused industries, beauty, and pharmaceuticals, among others, and may or may not disclose such practices.

8. In the second paragraph, disclosure states, "Calamos Advisors utilizes a range of data sources as part of its proprietary ESG ratings system. These data sources may include, but are not limited to: corporate disclosures, **third party research providers** (e.g., MSCI ESG, Bloomberg etc.), nongovernmental organizations ("NGOs") and non-profits (e.g., Greenpeace, Friends of Earth etc.), academic publications, news services and memberships. Calamos Advisors **does not rely on the ESG ratings or criteria of any third party research providers** (emphasis added)." In the section titled, "Principal Risks," disclosure states, "In executing the Fund's investment strategy, Calamos Advisors **will rely on ESG related data provided by third parties** (emphasis added)."

    The disclosure regarding the Fund's reliance on third parties is confusing. Please clarify what role third parties have in the Fund's due diligence practices when applying its screening criteria to portfolio companies. Also, please clarify (1) whether the Fund's ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

9. The Fund does not appear to subordinate financial returns in favor of pursuing its ESG strategy. If that is correct, please consider clarifying.

10. If the Fund's methodology affirmatively includes companies with favorable ESG characteristics, please add appropriate disclosure.

Page 7 – Principal Risks

11. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. *See* ADI 2019-08 - Improving Principal Risks Disclosure.

Page 8 – Transaction Policies

12. In the second paragraph, disclosure states that Class I and Class R6 shares "may not be available for purchase directly from the Fund." Please add disclosure that briefly explains what you mean.

Page 10 – Principal Risks of Investing in the Fund

13. In the third paragraph, disclosure discusses the Fund's temporary defensive positions. Please clarify that the Fund may temporarily invest for defensive purposes that are inconsistent with the Fund's principal investment strategies. *See* Item 9.b.1, Instr. 6 of Form N-1A.

Page 13 – Investment Adviser

14. In the first paragraph, disclosure states that CGAM LLC is an investment adviser "[with registration currently pending]." Please advise on the status of registration.

15. In the first paragraph, disclosure states that CGAM LLC is jointly owned by "[OPL Member]." Please explain supplementally who "OPL Member" is and what relevance they have to the Fund's operations.

Page 33 – Changes in 80% Policy

16. Please consider moving this paragraph to a location that is earlier in the prospectus, such as in the Item 9 section.

17. The language used to describe the Fund's 80% policy in this section differs with the language used to describe the Fund's 80% policy in the summary and statutory prospectus. Please revise.

Page 42 – Back Cover Page

18. Please confirm that the Fund will include the following disclosure, when applicable: "In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year." *See* Item 1.b.1 of Form N-1A.

19. Please add the Fund's 1940 Act number. *See* Item 1.b.4 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Page 9 – Investment Restrictions

20. In paragraph (vii), disclosure states that the Fund may not "invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of industries." Please clarify that "its" refers to the Fund.

Page 10 – Investment Restrictions

21. In paragraph (e), disclosure states, "The Fund may not invest more than 15% under regulatory rules of the Fund's net assets (taken at market value at the time of each purchase) in illiquid investments that are assets, including repurchase agreements maturing in more than seven days; or" Please revise this sentence using plain English. Also, please revise the punctuation at the end of the sentence.

Page 15 – Investment Adviser

22. In the last paragraph, disclosure states, "The use of the name "Antetokounmpo" in the name of the Trust and in the name of the Fund are pursuant to licenses granted by [OPL Member], and the Trust has agreed to change the names to remove those references if [OPL Member] ceases to be a [part owner of] CGAM LLC."

    - Please add disclosure that explains the identity and relevance of "OPL Member."

    - Please explain supplementally the purpose and terms of the licensing agreement.

    - Please tell us whether any provision of the licensing agreement, the investment advisory agreement, or the investment sub-advisory agreement entitles "OPL Member," the investment adviser, or the sub-adviser to compensation if the license agreement, investment advisory agreement, or investment sub-advisory agreement is terminated for any reason. Section 15(a)(3) of the 1940 Act prohibits any person from serving or acting as an investment adviser of a registered investment company, except, among other things, pursuant to a written contract that provides that such contract may be terminated at any time, without the payment of any penalty. If such compensation provision exists, please explain supplementally how such payments would be consistent with section 15 of the 1940 Act.

4

- Please attach the licensing agreement as an exhibit in Part C. *See* Item 28.h of Form N-1A (instructing a registrant to file other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement).

- Please confirm that to the extent [OPL Member] ceases to be a [part owner of] CGAM LLC that the Fund, its organizational documents, including the Fund name will change. If so, will this require any specific shareholder action or notification, and if specific shareholder action is not provided, please explain how this will be resolved.

PART C

Item 35. Undertakings

23. Please add the undertaking required in Item 35 of Form N-1A or explain why it is not necessary.

Signature Page

24. Pursuant to section 6(a) of the 1933 Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions (e.g., trustees). Please make certain that the signature page on all pre-effective amendments meets the requirements of section 6(a). If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. *See* Rule 483 under the 1933 Act.

*   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Megan Miller, Staff Accountant at (212) 336-0114.

Sincerely,

/s/ Lisa N. Larkin

Lisa N. Larkin
Senior Counsel

cc: Megan Miller, Staff Accountant
John C. Lee, Branch Chief
Michael J. Spratt, Assistant Director